

April 4, 2013

<u>Via Email</u>
Jennifer M. Daniels
Senior Vice President, General Counsel & Secretary
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re: NCR Corporation**
> **Registration Statement on Form S-4**
> **Filed March 26, 2013**
> **File No. 333-187543**

Dear Ms. Daniels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please tell us why you have not registered the guarantees of the exchange notes by your two subsidiaries, NCR International, Inc. and Radiant Systems, Inc. Given that the subsidiary guarantors will jointly and severally and unconditionally guarantee the exchange notes, the guarantees appear to be separate securities that need to be registered. Provide appropriate disclosure on the prospectus cover page regarding the guarantees and have each subsidiary guarantor sign the registration statement, or advise us why you believe that these guarantees are not required to be registered in this filing.

<u>Exhibit 5.1</u>

2.   We note that the legal opinions do not express an opinion as to whether the guarantees will constitute valid and binding obligations of the guarantees. Please provide an opinion of counsel as to whether each of the guarantees will be binding obligations of the applicable guarantor. See Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Richard Aftanas, Esq.
        Skadden, Arps, Slate Meagher & Flom LLP